Exhibit 23.4

[Frost & Sullivan Letterhead]

APRIL 13th, 2016

Everbridge, Inc.

25 Corporate Drive, Suite 400

Burlington, Massachusetts 01803

Dear Sirs:

We, Frost & Sullivan of 331 East Evelyn Avenue, Suite 100, Mountain View, California, 94041, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on Form S-1, and any amendments thereto (the “Registration Statement”) of Everbridge, Inc. and any related prospectuses of (i) our name and all references thereto, and (ii) the statements set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

We further consent to the reference to our firm, under the caption “Industry and Market Data” in the Registration Statement, as acting in the capacity of an author of independent industry publications.

Yours faithfully,

/s/ Ron Gherman

Name: Ron Gherman

Designation: Consultant

For and on behalf of Frost & Sullivan

SCHEDULE

1) Further, Frost & Sullivan estimates that: (1) the market for IT service alerting was $183 million in 2015 and is projected to grow at a compound annual growth rate of 32.7% to $753 million in 2020; (2) the market for telemedicine was $374 million in 2015 and is projected to grow at a compound annual growth rate of 15.0% to $752 million in 2020; (3) the market for secure mobile messaging was $325 million in 2015 and is projected to grow at a compound annual growth rate of 16.4% to $694 million in 2020; (4) the market for community engagement was $122 million in 2015 and is projected to grow at a compound annual growth rate of 33.4% to $516 million in 2020; (5) the market for physical security and information management was $247 million in 2015 and is projected to grow at a compound annual growth rate of 19.5% to $601 million in 2020; and (6) the market for internet of things was $3.3 billion in 2015 and is projected to grow at a compound annual growth rate of 24.6% to $9.9 billion in 2020.